Exhibit 99.1

Update on the 2022 Annual General Meeting of ASML Holding N.V.

Withdrawal of the nomination of Deloitte as external auditor

VELDHOVEN, the Netherlands, April 1, 2022 - ASML Holding NV (ASML) today announced that its Supervisory Board has withdrawn the nomination of Deloitte Accountants B.V. (Deloitte) as its new external auditor from the Agenda for the 2022 Annual General Meeting (AGM) to be held on April 29, 2022.

ASML’s Supervisory Board had decided to nominate Deloitte to the ASML general meeting for appointment as its new external auditor as from the reporting year 2025, following a thorough process. As part of this process, Deloitte had confirmed that they would be able to timely resolve all independence conflicts, including those related to currently existing non-audit engagements.

However, Deloitte has recently informed ASML of a conflicting advisory role involving a company in which ASML holds an equity stake, which in their view they might not be able to timely complete. Therefore, Deloitte can no longer guarantee its ability to timely resolve all independence conflicts.

The Supervisory Board has therefore withdrawn the nomination of Deloitte for appointment as external auditor from the AGM agenda. ASML has re-initiated the selection process and the Supervisory Board intends to present a new nomination for the appointment of the external auditor as from the reporting year 2025 at the annual general meeting in 2023.

For the reporting years 2023 and 2024, KPMG has been nominated for appointment as ASML’s external auditor.

The updated agenda with explanatory notes and the other documents relevant for the AGM reflecting the withdrawal of this agenda item can be found on www.asml.com/agm2022.

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Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 32,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Forward Looking Statements

This press release and presentations referred to herein contain statements that are forward-looking, including statements with respect to planned external auditor nominations. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include the results of our AGM and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.